FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER
SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)
AND EQUIVALENT LEGISLATION OF OTHER JURISDICTIONS

Item 1.	REPORTING ISSUER Cardiome Pharma Corp. 6190 Agronomy Road 6th Floor Vancouver, BC V6T 1Z3

Item 2.	DATE OF MATERIAL CHANGE March 29, 2004

Item 3.	PRESS RELEASE March 29, 2004 - Vancouver, British Columbia

Item 4.

SUMMARY OF MATERIAL CHANGE

Cardiome Pharma Corp announced that it has commenced its second Phase 3 efficacy study of RSD1235 for the acute treatment of atrial fibrillation (AF). The study, called ACT 2, will evaluate the efficacy and safety of intravenous RSD1235 for the treatment of patients who have developed transient atrial fibrillation following cardiac surgery. ACT 2 is the second of an expected three Phase 3 clinical studies that Cardiome and its marketing partner Fujisawa Healthcare Inc. will undertake prior to filing for approval in the US.

Item 5.

FULL DESCRIPTION OF MATERIAL CHANGE

Cardiome Pharma Corp has commenced its second Phase 3 efficacy study of RSD1235 for the acute treatment of atrial fibrillation (AF). The study, called ACT 2, will evaluate the efficacy and safety of intravenous RSD1235 for the treatment of patients who have developed transient atrial fibrillation following cardiac surgery. ACT 2 is the second of an expected three Phase 3 clinical studies that Cardiome and its marketing partner Fujisawa Healthcare Inc. will undertake prior to filing for approval in the US.

The placebo-controlled study in approximately 210 patients will be conducted in 25 centres in the United States, Canada and Europe. The ACT 2 study will be focused on the treatment of patients with atrial fibrillation or atrial flutter occurring after coronary artery bypass graft (CABG) or valve replacement surgery. Approximately 30% of these patients have an episode of atrial arrhythmia following their surgery. The arrhythmia though transient is a significant medical concern, placing the patient at risk of stroke. Current procedures for terminating atrial fibrillation, including electrical cardioversion, are inappropriate for this patient population. The primary efficacy endpoint will be the acute conversion of atrial arrhythmia to normal heart rhythm. The study is expected to take 14 months to complete.

Cardiome also announced a change in guidance in regard to its initial Phase 3 study for RSD1235, called ACT 1. The ACT 1 study seeks to confirm the findings of the successful Phase 2 proof-of-concept CRAFT trial. ACT 1 is focused primarily on recent-onset AF patients and those with longer AF duration. ACT 1 enrolment was initially projected for completion by year-end 2004 with results scheduled for the first quarter of 2005. The study has progressed more quickly than expected, and the company now expects results to be announced prior to year-end.

Item 6.	RELIANCE ON SECTION 85(2) OF THE SECURITIES ACT (BRITISH COLUMBIA) AND EQUIVALENT LEGISLATION OF OTHER JURISDICTIONS Not Applicable.

Item 7.	OMITTED INFORMATION Not Applicable.

Item 8.	SENIOR OFFICER

	Name:	Christina Yip
	Title:	Vice President, Finance and Administration
	Phone No.:	604-677-6905

Item 9.	STATEMENT OF SENIOR OFFICER The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, this 31st day of March, 2004.

CARDIOME PHARMA CORP.

Per:
Christina Yip, Vice President, Finance and Administration

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.